METAL STORM LIMITED
A.C.N. 064 270 006

ALL FIGURES IN AU DOLLARS

METAL STORM REPORTS HALF YEAR 2004
FINANCIAL RESULTS

BRISBANE, AUSTRALIA - 31 August 2004 – Pioneer of electronic ballistics technology Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX)

Metal Storm has reported group revenue from ordinary activities of $3,216,692 for the half year ended 30 June 2004.

This result compares with revenue of $489,205 for the corresponding period last year.

Metal Storm CEO Mr Charles Vehlow said the reported revenue included $2,913,331 from the operations of the company’s new US subsidiary ProCam LLC.

“Since we acquired ProCam in December last year, it has received orders worth more than $2,027,849 from General Dynamics Ordnance and Tactical Systems, a business unit of General Dynamics. ProCam is also instrumental in manufacturing prototypes of our electronic ballistics system,” Mr Vehlow said.

The company recorded a net loss of $5,227,793 ($0.01 per share) for the half year ended 30 June 2004, compared with a net loss of $2,874,832 ($0.007 per share) for the corresponding period last year.

The group loss includes a loss of $1,129,997 from the operations of ProCam. This reflects the subsidiary company’s expected first half business cycle, the take up of costs associated with its integration into Metal Storm’s operations, development costs for Metal Storm components used in US demonstrations, the introduction of new financial and inventory controls, adjustments for foreign currency movements, and changes to personnel.

Group expenses for the period included increased salary and wages costs associated with the employment of additional technical staff in the company’s US and Australian offices, the valuation of options granted and issued using the Black Scholes method, costs associated with capital raising activities, and costs associated with testing and demonstrating Metal Storm technology in Australia and the US.

At the end of the first half of 2004, Metal Storm held $21,536,843 in cash and cash equivalents.

Mr Vehlow said the group was well positioned to move toward commercialising its electronic ballistics technology.

“We have a strong portfolio of intellectual property, an increasing exposure within defence and military organisations and strong cash reserves, all of which provide a very solid foundation for the further development of our two core ballistics systems: the 40mm and 9mm platforms,” he said.

The company has achieved several important milestones during the first half of 2004, including:

•	Successful completion of a number of demonstrations, which have increased awareness of the company’s technology among key defence and military organisations. These demonstrations have included test firings from a ground-based unmanned aerial vehicle and a robotic ground vehicle, as well as test firings of a 40mm, single barrel, multi shot weapon, which enables a soldier to repeatedly engage a moving target without reloading.

•	Working with US engineering and technology company Foster-Miller Inc. to develop a new program to defend naval ships from multiple airborne and surface threats. This program is being developed as part of a Phase I Small Business Innovation Research program award granted by the US Navy.

•	The receipt of three new patents from the US Patent and Trademark Office.

•	Winning the lead role in a US Navy project to develop an anti-RPG system funded through a Phase 1 Small Business Innovation Research (SBIR) program.

The company’s results have been reviewed in accordance with Australian Auditing Standards applicable to review engagements.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
ACN 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2.A.3

Half-year financial report for the six months ended 30 June 2004 (previous corresponding period 30 June 2003)

Results for announcement to the market

				Current period
Revenues from ordinary activities (item 2.1)	up	558%	to	3,216,692
Loss from ordinary activities after tax attributable to members (item 2.2)	up	82%	to	(5,227,793)
Net loss for the period attributable to members (item 2.3)	up	82%	to	(5,227,793)

Franked amount per
Dividends (distributions)	Amount per security		security
Final dividend (item 2.4)	—	¢	—	¢
Interim dividend (item 2.4)	—	¢	—	¢

The company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the dividend (item 2.5).	Not Applicable.

Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Revenue from ordinary activities includes sales revenue generated by ProCam Machine LLC (ProCam) our wholly owned US subsidiary, which Metal Storm acquired in December 2003. ProCam is a manufacturer of precision machined parts for the electronics, aircraft and space propulsion industries with strong defence relationships.

Interest income received from funds invested on short to medium term deposits.

Employee expenses have increased with the employment of engineers in the Australian and US offices together with ProCam staff not included in the prior period. Consultancy expenses have increased with the engagement of lobbyists assisting with defence programs and a financial advisor, both in the US. Travel expenses have seen an increase due to increased travel to participate in technology demonstrations, capital raising, investor relations, and business meetings.

Previous corresponding
NTA backing	Current period	period
Net tangible asset backing per +ordinary security	4.1 ¢	0.6 ¢

Metal Storm Limited
ACN 064 270 006
Half-Year Report for the Financial Period
Ended 30 June 2004

Half-Year Report
for the Financial Period Ended
30 June 2004

Metal Storm Limited

Director’s Report

The directors of Metal Storm Limited submit their report for the half-year ended 30 June 2004.

In order to comply with the provisions of the Corporations Act 2001 the directors note that as at 30 June 2004, no replacement had been found for the Chairman’s position left vacant in May 2004.

The names of the directors of the company during or since the end of the financial period are:

Mr JM O’Dwyer	Executive Director
Mr TJ O’Dwyer	Interim Chairman
Lt Gen DW Christman (Ret)	Director
Gen WA Downing (Ret)	Director
Dr D Alspach	Director
Admiral WA Owens	Chairman (resigned 6 May 2004)

Principal activities

The company’s principal activity in the course of the financial period was the further development of the company’s ballistics technology in Australia and the United States, ProCam has assisted in prototype manufacturing or our electronic ballistic system, and has also received new orders from General Dynamics Ordnance and Tactical Systems, a business unit of General Dynamics.

During the financial period the changes to the business structure of Metal Storm via the acquisition of ProCam generated revenue for the consolidated entity.

Review and results of operations

The company continued its program of establishing the significance of its ballistics technology to government agencies in the United States and Australia, with the addition of engineers in Australia and the United States to support these efforts and take the programs forward.

In May 2004, the company raised $21.5 million from the sale of shares in a private placement transaction.

The company received three new patents from the US Patent and Trademark Office.

The company was awarded a Phase 1, Small Business Innovation Research granted by the US Navy. Metal Storm is working with Foster Miller Inc., in the development of a new program designed to defend US naval ships from multiple airborne and surface threats.

In June 2004, Metal Storm’s US structure undertook a change. Metal Storm USA, a wholly owned subsidiary of Metal Storm Limited was incorporated into the group. The company was set up to manage the day to day operations of our US office, allowing for Metal Storm Inc. to bid for the Small Business Innovation Research (SBIR) programs as the ‘prime’ contractor.

Changes in state of affairs

During the period there was no significant change in the state of affairs of the company other than that referred to in the financial statements or notes thereto.

Subsequent events

Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Metal Storm Limited

Director’s Report

Future developments

Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Additionally, the company is unusually constrained by the Australian Defence Department and the fact that some of its patents have been classified in the interests of national security. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends have been paid or declared since the start of the financial period.

Share options

As at the date of this report the company has issued unlisted options over 7,225,915 shares to full time employees, directors and consultants of the company.

Signed in accordance with a resolution of the directors.

Mr. TJ O’Dwyer
Director

Brisbane, 30 August 2004

Metal Storm Limited

Statement of Financial Performance
Half-year Ended 30 June 2004

		Consolidated
		2004	2003
	Note	$	$
Revenue from ordinary activities	4	3,216,692	489,205
Expenses from ordinary activities
Cost of goods sold		(2,880,794)	—
Employee expenses		(1,714,135)	(1,058,265)
Depreciation and amortisation expenses		(234,485)	(21,780)
Accounting and auditing expenses		(270,642)	(79,004)
Legal expenses		(294,064)	(369,274)
Travel and entertainment expenses		(360,389)	(70,087)
Consulting expenses		(633,222)	(150,845)
Borrowing costs		(97,982)	(111)
Other expenses from ordinary activities		(1,958,772)	(1,614,671)

Loss from ordinary activities before income tax expense		(5,227,793)	(2,874,832)
Income tax expense relating to ordinary activities		—	—

Net loss		(5,227,793)	(2,874,832)

Net loss attributable to members of Metal Storm Limited		(5,227,793)	(2,874,832)

Share issue costs		(1,698,453)	—

Total revenues, expenses and valuation adjustments attributable to members of Metal Storm Limited and recognised directly in equity		(1,698,453)	—

Total changes in equity other than those resulting from transactions with owners as owners		(6,926,246)	(2,874,832)

Earnings per share - basic and diluted (cents per share)		(1.1)	(0.7)

Metal Storm Limited

Statement of Financial Position
As at 30 June 2004

		Consolidated
	Note	30 June 2004	31 December 2003
		$	$
Current assets
Cash assets		21,536,843	8,087,229
Receivables		886,787	603,137
Inventories		436,977	257,922
Other financial asset		288,350	—
Other		308,093	611,604

Total current assets		23,457,050	9,559,892

Non-current assets
Receivables		3,397	11,671
Property, plant and equipment		3,301,904	3,398,960
Intangibles		10,477,117	9,448,355
Other financial asset		648,790	—

Total non-current assets		14,431,208	12,858,986

Total assets		37,888,258	22,418,878

Current liabilities
Payables		2,233,888	2,560,124
Interest-bearing liabilities		1,711,763	1,184,704
Provisions		364,557	377,184

Total current liabilities		4,310,208	4,122,012

Non-current liabilities
Payables		—	8,502
Interest bearing liabilities		1,661,792	1,546,341
Provisions		73,559	69,238
Other		9,116	32,915

Total non-current liabilities		1,744,467	1,656,996

Total liabilities		6,054,675	5,779,008

Net assets		31,833,583	16,639,870

Equity
Contributed equity	5	56,556,218	36,638,127
Options granted not yet issued	6	503,415	—
Options reserve	7	446,157	446,157
Accumulated losses		(25,672,207)	(20,444,414)

Total equity		31,833,583	16,639,870

Metal Storm Limited

Statement of Cash Flows
Half-year Ended June 2004

	Consolidated
	2004	2003
	$	$
Cash flows from operating activities
Receipts from customers	2,617,563	—
Research programs funding received	—	475,771
Payments to suppliers and employees	(7,845,283)	(3,438,831)
Interest and bill discounts received	303,361	10,657
Interest and other costs of finance paid	(97,982)	(111)
Other — GST (paid)/received	185,411	170,638

Net cash flows used by operating activities	(4,836,930)	(2,781,876)

Cash flows from investing activities
Payment for property, plant and equipment	(117,693)	(77,273)
Proceeds from the sale of property, plant and equipment	—	1,295
Payment for intangible assets	(740,601)	(504,808)
Research and development costs paid	(164,600)	(337,755)
Payment for other financial asset	(937,140)	—

Net cash provided used in investing activities	(1,960,034)	(918,541)

Cash flows from financing activities
Proceeds from issues of equity securities	21,511,417	—
Payment for share issue costs	(1,698,453)	—
Proceeds from exercise of options	153	390
Repayment of borrowings	(600,299)	—
Proceeds from borrowings	1,033,760	—

Net cash flow from financing activities	20,246,578	390

Net increase/(decrease) in cash held	13,449,614	(3,700,027)
Cash at the beginning of the period ended	8,087,229	8,038,283

Cash at the end of the period ended	21,536,843	4,338,256

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

1. Basis of preparation of the half-year financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Metal Storm Limited for the year ended 31 December 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Metal Storm Limited and its controlled entities during the half-year ended 30 June 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

The accounting policies applied are consistent with the most recent annual financial report for the year ended 31 December 2003.

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

2. Additional explanations

Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metal Storm Limited (the parent company) and all entities that Metal Storm Limited controlled during the period and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses have been eliminated unless costs cannot be recovered.

Financial instruments issued by the company

Transaction Costs on the Issue of Equity Instruments

Transactions costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

Patents, trademarks and licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The Directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the period.

Directors reviewed the carrying value of patent, trademarks and licences as at 30 June 2004 and determined that the value of this asset was not less than the cost of acquisition. The Directors therefore determined that the amortisation of this asset should be capitalised and brought to account as an expense in the periods in which the income from commercialisation is brought to account.

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

The company’s exposure to capital gains tax that may be incurred if the technology were to be sold has not been taken into account in the valuation of the technology as it is not possible to determine any potential liability that may exist at this point in time. It is not the intention of the Directors to sell any part of the technology at this time.

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

3. Comparative figures

Comparative figures are, where appropriate, reclassified so as to be comparable with the figures presented for the current financial period.

4. Loss from ordinary activities

	Consolidated
	2004	2003
	$	$
Loss from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:
(a) Revenues
Revenue from operating activities
Revenues from sale of goods	2,913,331	—
Revenues from research programs	—	300,698

Total revenues from operating activities	2,913,331	300,698

Revenues from non-operating activities
Interest revenue	303,361	184,190
Other	—	4,317

Total revenues from non-operating activities	303,361	188,507

Total revenues from ordinary activities	3,216,692	489,205

(b) Expenses
Depreciation of non-current assets:
Leased plant and equipment	124,718	—
Leasehold improvements	2,612	—
Plant and equipment	89,701	21,780

Total depreciation of non-current assets	217,031	21,780

Amortisation of non-current assets:
Goodwill	198,061	—

Total amortisation of non-current assets	198,061	—

Net foreign currency (gains)/losses	118,250	135,995

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

5. Contributed equity

	Consolidated
	30 June	31 December
	2004	2003
	$	$
(a) Issued and paid up capital
521,949,389 fully paid ordinary shares (31 December 2003: 460,245,890)	56,556,218	36,638,127

(b) Movements in shares on issue

	30 June 2004		31 December 2003
	Number	$	Number	$
Balance at beginning of financial period	460,245,890	36,638,127	438,878,548	26,864,660
Issued during the period:
- Private equity raising	61,461,195	21,511,418	—	—
less transaction costs	—	(1,698,453)	—	—
- Exercise of options at exercise price of $0.65	235	153	2,313	1,504
- Issued under an employment contract	242,069	104,973	50,000	25,000
- Issued under the terms of a consultancy agreement	—	—	59,472	26,168
- Share purchase plan equity raising	—	—	15,730,630	7,078,784
less transaction costs	—	—	—	(34,816)
Fair value of shares issued as purchase consideration in accordance with purchase agreement	—	—	3,913,034	1,917,387
Fair value of shares issued as repayment of promissory note	—	—	1,184,713	552,320
Fair value of shares issued as payment for services rendered in connection with the acquisition of ProCam Machine LLC	—	—	427,180	207,120

Balance at end of financial period	521,949,389	56,556,218	460,245,890	36,638,127

(c) Unlisted options
 Issued in accordance with Employee and
Executive Share Option Plan

	30 June 2004		31 December 2003
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Balance at beginning of period	660,000	$1.06	575,000	$1.16
- granted	—	—	85,000	$0.40

Balance at end of period	660,000	$1.06	660,000	$1.06

Exercisable at end of period	635,000	$0.94	635,000	$0.94

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

5. Contributed equity – continued

(c) Unlisted options – continued
 Issued in accordance with the powers contained in the
Company’s Constitution but not under the Employee and
Executive Share Option Plan:

	30 June 2004		31 December 2003
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Balance at beginning of period	6,522,165	$0.21	6,599,165	$0.23
- granted	43,750	$0.99	793,000	$0.53
- lapsed	—	—	(870,000)	$0.51

Balance at end of period	6,565,915	$0.23	6,522,165	$0.21

Exercisable at end of period	1,565,915	$0.92	1,522,165	$0.98

(d) Listed options
Issued in accordance with the powers contained in the
Company’s Constitution but not under the Employee and
Executive Share Option Plan:

	30 June 2004		31 December 2003
		Fixed		Fixed
		Exercise		Exercise
	Number	Price	Number	Price
Balance at beginning of period	36,793,646	$0.65	36,795,959	$0.65
- exercised	(235)	$0.65	(2,313)	$0.65

Balance and exercisable at end of period	36,793,411	$0.65	36,793,646	$0.65

6.	Options granted not yet issued

	30 June 2004		31 December 2003
	Number	$	Number	$
Balance at beginning of financial period	—	—	—	—
Granted in lieu of directors’ fees	3,225,000	322,500	—	—
Granted in lieu of joining bonus	240,000	35,832	—	—
Granted in lieu of consultants’ fees	202,188	58,833	—	—
Granted in lieu of cash bonus	500,000	86,250	—	—

Balance at end of financial period	4,167,188	503,415	—	—

At 30 June 2004, in addition to the above there were 725,000 options granted to employees and executives not yet issued.

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

7. Options reserve

	30 June	31 December
	2004	2003
	$	$
Balance at beginning of financial period	446,157	231,973
Issue of options in lieu of cash bonus payable to employees under the terms of their employment contracts	—	214,184

Balance at end of financial period	446,157	446,157

8. Contingent options

During the period to 30 June 2004, the company entered into an agreement stipulating that 100,000 options were to be issued by the company to outside consultants on completion of certain specified objectives. These objectives have not been achieved at 30 June 2004.

9. Events subsequent to reporting date

Other than matters specifically mentioned herein, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

10.	Segment information

The consolidated entity operates in research and development of ballistics technology and manufacturing.

(a)	Business Segment – Primary Segment

	R & D		Manufacturing		Eliminations		Consolidated
	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Revenues
Sales to customers outside the economic entity	—	—	2,913,331	—			2,913,331	—
Other revenue	—	305,015	—	—			—	305,015

Total segment revenue	—	305,015	2,913,331	—			2,913,331	305,015

Interest revenue							303,361	184,190

Total consolidated revenue							3,216,692	489,205

Results
Segment results	(4,093,819)	(2,755,584)	(1,129,997)	—	321,620		(4,902,196)	(2,755,584)

Unallocated expenses							(325,597)	(119,248)

Consolidated operating loss from ordinary activities before income tax expense							(5,227,793)	(2,874,832)
Income tax expense/(benefit)							—	—

Consolidated operating loss from ordinary activities after income tax expense							(5,227,793)	(2,874,832)

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

10.	Segment information – continued

	R&D		Manufacturing		Eliminations		Consolidated
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Assets
Segment assets	34,886,589	19,208,132	4,626,176	4,170,285	(1,624,507)	(959,539)

Total assets							37,888,258	22,418,878

Liabilities
Segment liabilities	1,643,218	2,164,911	5,463,937	4,215,700	(1,052,480)	(601,603)

Total liabilities							6,054,675	5,779,008

Other segment information:
Acquisition of property, plant and equipment, intangible assets and other non-current assets	950,952	96,124	71,942	3,226,406	—	—	1,022,894	3,322,530

	30 June	30 June	30 June	30 June	30 June	30 June	30 June	30 June
	2004	2003	2004	2003	2004	2003	2004	2003
Depreciation and amortisation	227,014	21,780	188,078	—	—	—	415,092	21,780
Non-cash expenses other than depreciation and amortisation	187,181	26,168	—	—	—	—	187,181	26,168

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

11. Impact of adopting AASB equivalents to IASB standards

Metal Storm Limited has commenced the transition of its accounting policies and financial reporting from the current Australian Accounting Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has considered the impact of the transition to IFRS. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Metal Storm Limited. At this stage the company has not been able to reliably quantify the impact on the financial report.

Goodwill

Under AASB 3 Business Combinations, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the company’s current accounting policy, which amortises goodwill over its useful life but not exceeding five years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Impairment of Assets

Under AASB 136 Impairment of Assets, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the company’s current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible Assets

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group’s current accounting policy, which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. On transition at 1 January 2004, approximately $4.7 million of currently recognised internally generated intangible assets will be required to be adjusted against opening retained earnings, as they will not meet the recognition requirements under AASB 138.

Share Based Payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future based equity based remuneration plans are unknown.

Income Taxes

Under AASB 112 Income Taxes, the company will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. It is not expected that there will be any material impact as a result of adoption of this standard.

Metal Storm Limited

Notes to the Half-Year Financial Statements
30 June 2004

11. Impact of adopting AASB equivalents to IASB standards – continued

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories, which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading — measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. The future financial effect of this change in accounting policy is not yet known, as the classification has not yet been completed.

Metal Storm Limited

Directors’ Declaration

In accordance with a resolution of the directors of Metal Storm Limited, I state that:

In the opinion of the directors:

a)	the financial statements and notes of the consolidated entity:

(i)	give a true and fair view of the financial position as at 30 June 2004 and performance for the half-year ended on that date of the consolidated entity; and

(ii)	comply with the Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Mr. TJ O’Dwyer
Director

Brisbane, 30 August 2004

Independent review report to members of Metal Storm Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Metal Storm Limited (the company) and the consolidated entity, for the six months ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that six months.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our review of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metal Storm Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the consolidated entity at 30 June 2004 and of its performance for the six months ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

Ernst & Young

Mark Hayward
Partner
Brisbane

30 August 2004